Exhibit 14

British American Tobacco p.l.c.

14 July 2025

BAT Announces Management Board Changes

Michael Dijanosic, Regional Director, Asia Pacific, Middle East and Africa (APMEA) will step down from his role and the Management Board on 31 December 2025 to dedicate more time to family and friends.

Pascale Meulemeester will join BAT with effect from 1 September 2025 initially as Regional Director Designate, APMEA, and from 1 January 2026, as Regional Director, APMEA and a member of the Management Board.

Pascale is currently President of Western Europe at Barry Callebaut Group, a global chocolate and cocoa organisation, where she is a member of the Executive Leadership Team, responsible for leading Barry Callebaut Group’s largest business segment and driving strategic initiatives across the region. Pascale held several other senior roles at Barry Callebaut Group, leading growth accelerations, transformation and business turnarounds in different geographies including in the Asia-Pacific region. Prior to joining Barry Callebaut Group, Pascale spent seven years with Mars Inc. and worked at Sara Lee earlier in her career.

Tadeu Marroco, Chief Executive, commented:

"I would like to thank Michael for his significant contribution to the APMEA Region through the end of this year, as well as for his many valuable contributions to the Group throughout his career at BAT. We wish him and his family all the very best for the future.

I am delighted to welcome Pascale to BAT. With a track record of leading change and driving performance, Pascale’s appointment is another step towards building a truly inclusive culture, blending talent from both outside and inside the Company. We expect that Pascale’s experiences and insights from other leading consumer goods companies will bring a valuable external perspective to the APMEA Region and she will have a key role to play in the delivery of the Group’s strategic transformation.

I look forward to working with Pascale to continue to build A Better TomorrowTM.”

ENDS

Enquiries

Media Centre
press_office@bat.com | @BATplc

Investor Relations
Victoria Buxton: | IR_team@bat.com

About BAT

BAT is a leading global multi-category consumer goods business. Underpinned by world-leading science and R&D, our purpose is to create A Better Tomorrow™ by Building a Smokeless World where, ultimately, cigarettes have become a thing of the past. BAT’s purpose is backed by Omni™, an evidence-based manifesto for change which captures its commitment and progress.

BAT employs more than 48,000 people and, in 2024, generated revenue of £25.9bn, with an adjusted profit from operations of £11.9bn.

BAT’s aim is to have 50 million adult consumers of its Smokeless products by 2030 and generate 50% of its revenue from Smokeless products by 2035. BAT’s portfolio is made up of a growing range of nicotine and smokeless tobacco products which include its Vapour brand Vuse; Heated Product brand glo; and Velo, its Modern Oral (nicotine pouch) brand. After only a decade of investment in these products, the Group has delivered New Category revenue of £3.4bn in 2024, with strong progress in profitability on a category contribution level. BAT’s portfolio reflects our commitment to meeting the evolving and varied preferences of today’s adult consumers.

BAT is also reducing the use of natural resources, improving livelihoods, and delivering on its climate goals to be Net Zero across its value chain by 2050. BAT received a Triple A rating from CDP in 2024 for its disclosures on Climate Change, Water Security, and Forests, showcasing its commitment to environmental transparency and action.

Forward-looking statements

This release contains certain forward-looking statements, including "forward-looking" statements made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are often, but not always, made through the use of words or phrases such as "believe," "anticipate," "could," "may," "would," "should," "intend," "plan," "potential," "predict," "will," "expect," "estimate," "project," "positioned," "strategy," "outlook", "target" and similar expressions. These include statements regarding our customer target ambition, Smokeless revenue targets and our sustainability targets.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors. It is believed that the expectations reflected in this release are reasonable but they may be affected by a wide range of variables that could cause actual results to differ materially from those currently anticipated. A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found by referring to the information contained under the headings “Cautionary Statement”, "Group Principal Risks" and “Group Risk Factors” in the 2024 Annual Report and Form 20-F of British American Tobacco p.l.c. (BAT).

Additional information concerning these and other factors can be found in BAT's filings with the U.S. Securities and Exchange Commission ("SEC"), including the Annual Report on Form 20-F and Current Reports on Form 6-K, which may be obtained free of charge at the SEC's website, http://www.sec.gov and BAT’s Annual Reports, which may be obtained free of charge from the BAT website www.bat.com.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this release and BAT undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.